Mail Stop 4561

March 14, 2008

Robert F. Woods
Senior Vice President
   and Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, PA 19355

>       **Re:     IKON Office Solutions, Inc.**
>                 **Form 10-K for the Fiscal Year Ended September 30, 2007**
>                 **Filed November 29, 2007**
>                 **File No. 001-05964**

Dear Mr. Woods:

　　We have reviewed your response to our letter dated January 28, 2008 in connection with the above referenced filing and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 28, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

1.      We note your response to prior comment number 3, which appears to imply that certain supplemental numeric data underlying your results of operations is not accurate for public disclosure.  Please specify the type of supplemental numeric data that you are unable to quantify.  Without this data, explain how you are able to support the statements within your results of operations discussion that describe the underlying sources that contributed to material changes.  In addition, tell us

whether the inaccuracy of this information impacts your reported financial information. Your response should also include an analysis of how this lack of information impacts the conclusion of the Chief Executive Officer and Chief Financial Officer on the effectiveness of the company's internal control over financial reporting and disclosure controls and procedures.

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Income, page 42

2.      You indicate in response to prior comment 4 that revenue from the sale of stand-alone supplies was approximately 2% of total revenue in fiscal 2007. We also note that supplies are included in your customer service contracts and that you group "the two revenue streams [and] present them together." Therefore, it appears you have recognized this revenue separately. As part of your response, explain your methodology for determining the amount of supplies revenue included in these customer service contracts that includes both maintenance services and supplies. Tell us the amount of total supplies revenue, including the supplies sold in conjunction with customer service contracts, for each period presented.

Consolidated Statements of Cash Flows, page 44

3.      We note your response to prior comment number 5. Further explain why the cash flows related to lease receivables should be classified within investing activities. Describe in detail the nature of these cash flows to further support your classification. That is, tell us whether these cash flows relate to direct financing type leases. Explain how the example in paragraph 147 of appendix C of SFAS 95 is applicable to your company since this example involves a financial services company. Tell us why you believe the lease receivables are analogous to a loan to a customer and why a loan to a customer is not an operating cash flow pursuant to paragraph 22 of SFAS 95.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief